Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267227

Relating to the Preliminary Prospectus Supplement dated February 7, 2023

(to Prospectus dated September 1, 2022)

$1,500,000,000

Starbucks Corporation

$1,000,000,000 4.750% Senior Notes due 2026

$500,000,000 4.800% Senior Notes due 2033

Pricing Term Sheet

February 7, 2023

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P):*	Baa1 (Stable Outlook) / BBB+ (Stable Outlook)

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	February 7, 2023

Settlement Date:**	February 16, 2023 (T+7)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Senior Co-Managers:	U.S. Bancorp Investments, Inc. Scotia Capital (USA) Inc.

Co-Managers:

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

Rabo Securities USA, Inc.

Standard Chartered Bank

Truist Securities, Inc.

CastleOak Securities, L.P.

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

R. Seelaus & Co., LLC

Title:	4.750% Senior Notes due 2026 (the “2026 notes”)	4.800% Senior Notes due 2033 (the “2033 notes”)

Principal Amount:	$1,000,000,000	$500,000,000

Maturity Date:	February 15, 2026	February 15, 2033

Interest Payment Dates:	February 15 and August 15 beginning August 15, 2023 (short first coupon)	February 15 and August 15 beginning August 15, 2023 (short first coupon)

Interest Payment Record Dates:	February 1 and August 1	February 1 and August 1

Benchmark Treasury:	UST 3.875% due January 15, 2026	UST 4.125% due November 15, 2032

Benchmark Treasury Price/Yield:	99-11;4.114%	103-21;3.675%

Spread to Benchmark Treasury:	+68 basis points	+115 basis points

Yield to Maturity:	4.794%	4.825%

Coupon (Interest Rate):	4.750% per annum	4.800% per annum

Price to Public (Issue Price):	99.879%	99.804%

Optional Redemption:

At any time, the 2026 Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

•  100% of the aggregate principal amount of 2026 Notes to be redeemed; or

•  (a) the sum of the present value of the remaining scheduled payments of principal and interest on the 2026 Notes being redeemed discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 15 basis points, less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest on the 2026 Notes being redeemed to, but excluding, the redemption date.

At any time prior to November 15, 2032 (three months prior to the maturity date of the 2033 Notes), the 2033 Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

•  100% of the aggregate principal amount of 2033 Notes to be redeemed; or

•  (a) the sum of the present value of the remaining scheduled payments of principal and interest on the 2033 Notes being redeemed, assuming that the 2033 Notes to be redeemed matured on November 15, 2032, discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date, plus, in either case, accrued and unpaid interest on the 2033 Notes being redeemed to, but excluding, the redemption date.

In addition, at any time and from time to time, on and after November 15, 2032, the 2033 Notes will be redeemable, at the Issuer’s option, in whole or in part at a redemption price equal to 100% of the principal amount of the 2033 Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

Change of Control Repurchase:

Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a related below investment grade rating of the 2026 notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to

Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a related below investment grade rating of the 2033 notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem

	redeem the 2026 notes, to make an offer to purchase the 2026 notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of repurchase.	the 2033 notes, to make an offer to purchase the 2033 notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of repurchase.

CUSIP/ISIN:	855244 BE8 / US855244BE89	855244 BF5 / US855244BF54

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**It is expected that delivery of the notes will be made against payment therefor on or about February 16, 2023, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to the settlement date should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling BofA Securities, Inc. toll-free at (800) 294-1322; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; and Morgan Stanley & Co. LLC toll-free at (866) 718-1649.